Dechert LLP

1775 I Street, N.W.

Washington, DC 20006

Telephone: 202.261.3300

Fax: 202.261.3333

Via EDGAR Correspondence

August 10, 2007

Mr. Bric Barrientos

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Munder Series Trust (“Registrant”), SEC File No. 333-102943; Post-Effective Amendment No. 18 to the Registrant’s Registration Statement on Form N-1A (“Amendment”)

Dear Mr. Barrientos:

We are writing in response to comments you provided telephonically to Jane A. Kanter and Erin Wagner on Tuesday, July 31, 2007 with respect to the Amendment. The Amendment was filed with the Securities and Exchange Commission (“SEC”) on June 15, 2007, and included two Prospectuses and a Statement of Additional Information with respect to two proposed new series of the Registrant, the Munder International Core Equity Fund (“Core Equity Fund”) and the Munder International Small Cap Fund (“Small Cap Fund”). On behalf of the Registrant, we have set out below the SEC staff’s comments on each of the above named documents, along with our responses. Where we have indicated that we have modified the Amendment, we have attached relevant pages from the Amendment reflecting the changes made in response to the SEC staff’s comments.

Prospectus

Core Equity Fund – Principal Investment Strategies (Page 1)

1. Comment: Given that the MSCI Europe, Australia, Far East (EAFE) Index consists of developed countries, please explain how the Core Equity Fund may invest up to 25% of its assets in emerging markets companies.

  Response: We will change the Principal Investment Strategies to allow only 20% of the Core Equity Fund’s assets to be invested in emerging markets in light of the fact that 80% of the Fund’s assets will be invested in issuers contained in the EAFE index.

2. Comment: The prospectus states that one of the Principal Investment Strategies of the Core Equity Fund is that it may invest inequity futures contracts. Please add corresponding risk disclosure in the Principal Risks section.

  Response: We have revised the disclosure consistent with this comment.

3. Comment: Please explain what is meant by “the appropriate product index.”

  Response: The appropriate product index is the EAFE Index. We have revised the disclosure consistent with this comment.

4. Comment: Please explain how the assets of the Core Equity Fund will be allocated among different countries and among the U.S. and foreign markets.

  Response: The prospectus currently provides that the advisor “seeks to generally allocate country weights in accordance with the [EAFE Index]. Deviations from the EAFE Index weights may occur.” The EAFE Index does not include issuers in the U.S. stock market. As noted above, 80% of the Fund’s assets will be in securities in the EAFE index and up to 20% will be in issuers in emerging market countries. There is no current intention of investing in securities of U.S. issuers and we believe that no changes to the prospectus disclosure are necessary with respect to this point.

Core Equity Fund – Performance (Page 4)

5. Comment: Please delete the reference to “Prior Performance of Composite of Similarly Managed Accounts.”

  Response: We have deleted this reference. Please note that the section containing prior performance remains in the back portion of the Prospectus.

Core Equity Fund – Fee Table (Page 5)

6. Comment: The reference to “Non-12b-1 Service Plan Fees” should be included as a category of “Other Expenses” rather than as a line item.

  Response: We have deleted the reference to the non-12b-1 service fees since they do not apply to the classes of shares to be offered by the Core Equity Fund.

7. Comment: The Fee Table uses both numbers and letters to cross reference the notes to the Fee Table. Please use either numbers or letters but not both.

  Response: We have revised the disclosure consistent with this comment.

Core Equity Fund – Distributions (Page 19)

8. Comment: Please incorporate a more plain English explanation of “return of capital.”

  Response: We have revised the disclosure consistent with this comment.

Core Equity Fund – Prior Performance (Page 21)

9. Comment: Please use the heading “Prior Performance of Composite of Substantially Similar Managed Accounts.”

    Response: We have revised the disclosure consistent with this comment.

10. Comment: When discussing the performance of a composite of substantially similar accounts managed by the portfolio management team, please indicate whether the composite includes other registered investment companies.

    Response: We have revised the disclosure consistent with this comment.

Core Equity Fund – Portfolio Management Team (Page 21)

11. Comment: Please complete the information under the heading “Portfolio Management Team.”

    Response: We have revised the disclosure consistent with this comment.

Shareholder Guide (Page S-11)

12. Comment: Please explain the relevance of the reference to Cash Investment Fund mentioned on this page.

    Response: This disclosure is found in the generic shareholder guide, which applies to for all of the series of the Registrant. The shareholder guide for each series is, therefore, identical, and not all sections are applicable to each series of the Registrant.

Small Cap Fund – Principal Investment Strategies (Page 1)

13. Comment: Given that the Citigroup World Extended Market Ex. U.S. (EMI Ex-U.S.) Index consists of developed countries, please explain how the Small Cap Fund may invest up to 25% of its assets in emerging markets companies.

    Response: We will change the Principal Investment Strategies of the Small Cap Fund to allow only 20% of its assets to be invested in emerging markets in light of the fact that 80% of the Fund’s assets will be invested in issuers contained in the EMI Ex U.S. index.

14. Comment: Please state the capitalization range of the EMI Ex-U.S. Index and explain what is meant by “the appropriate product index.”

    Response: The appropriate product index is the EMI Ex-U.S. Index. The capitalization range of the EMI Ex-U.S. has been completed. We have revised the disclosure consistent with this comment.

15. Comment: Please explain how the assets of the Small Cap Fund will be allocated among different countries and among the U.S. and foreign markets.

    Response: The prospectus currently provides that the advisor “seeks to generally allocate country weights in accordance with the [EMI Ex-U.S. Index]. Deviations from the EMI Ex-U.S. Index weights may occur.” The EMI Ex-U.S. Index does not include issuers in the U.S. stock market. As noted above, 80% of the Fund’s assets will be in securities in the EMI Ex U.S. index and up to 20% will be in issuers in emerging market countries. There is no current intention of

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investing in securities of U.S. issuers and we believe that no changes to the prospectus disclosure are necessary with respect to this point.

Small Cap Fund – Performance (Page 4)

16. Comment: Please delete the reference to “Prior Performance of Composite of Similarly Managed Accounts.”

    Response: We have deleted this reference. Please note that the section containing prior performance remains in the back part of the Prospectus.

Small Cap Fund – Fee Table (Page 5)

17. Comment: The reference to “Non-12b-1 Service Plan Fees” should be included as a category of “Other Expenses” rather than as a line item.

    Response: We have deleted reference to non 12b-1 plan fees since they do not apply to the classes of shares to be offered by the Small Cap Fund.

18. Comment: The Fee Table uses both numbers and letters to cross reference the notes to the Fee Table. Please use either numbers or letters but not both.

    Response: We have revised the disclosure consistent with this comment.

Small Cap Fund – Distributions (Page 18)

19. Comment: Please incorporate a more plain English explanation of “return of capital.”

    Response: We have revised the disclosure consistent with this comment.

Small Cap Fund – Prior Performance (Page 20)

20. Comment: Please use the heading “Prior Performance of Composite of Substantially Similar Managed Accounts.”

    Response: We have revised the disclosure consistent with this comment.

21. Comment: When discussing the performance of a composite of substantially similar accounts managed by the portfolio management team, please indicate whether the composite includes other registered investment companies.

    Response: We have revised the disclosure consistent with this comment.

Small Cap Fund – Portfolio Management Team (Page 20)

22. Comment: Please complete the information under the heading “Portfolio Management Team.”

    Response: We have revised the disclosure consistent with this comment.

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Statement of Additional Information (“SAI”)

Exchange Traded Funds (“ETFs”) and Investment Company Securities (Pages 5 and 14)

23. Comment. The SAI indicates that the Funds invest in ETFs and investment company securities. To the extent the fees associated with such investments will exceed 0.5 basis point, please ensure that the appropriate disclosure is in the Fee Table.

    Response: We have revised the disclosure consistent with this comment.

*    *    *    *    *

The Registrant intends to include disclosure in accordance with the foregoing responses in Post-Effective Amendment No. 21 to the Registrant’s Registration Statement on Form N-1A (“PEA 21”), which the Trust intends to file via EDGAR pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on August 14, 2007 along with a request that PEA 21 be accelerated with an effective date of August 15, 2007.

You requested that the Registrant make certain representations concerning the Amendment and the response being made to the comments received. These representations are included as an exhibit to this letter.

I trust that the foregoing is responsive to each of your comments. Please do not hesitate to contact me at (202) 261-3302 if you have any questions concerning the foregoing.

Sincerely,

/s/ Jane A. Kanter

Jane A. Kanter

cc: Stephen J. Shenkenberg, Esq.

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EXHIBIT

Munder Series Trust

480 Pierce Street

Birmingham, MI 48009

Via EDGAR Correspondence

August 10, 2007

Bric Barrientos

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Munder Series Trust (the “Registrant”), SEC File No. 333-102943; Post-Effective Amendment No. 18 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”)

Dear Mr. Barrientos:

In connection with a response being made on behalf of the Registrant to comments you provided with respect to the Amendment, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Amendment;

•

comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the Amendment reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the Amendment; and

•	the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws.

We hope that the foregoing is responsive to your request made on July 31, 2007. Please do not hesitate to contact me at (248) 647-9200 if you have any questions concerning the foregoing.

Sincerely,

/s/ Stephen J. Shenkenberg

Stephen J. Shenkenberg

cc: Jane A. Kanter, Esq.

13801736.4

Munder Series Trust

480 Pierce Street

Birmingham, MI 48009

June 10, 2007

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Post-Effective Amendment No. 18 to the Registration Statement for Munder Series Trust on behalf of the Munder Small-Mid Cap Fund (File No. 333-102943)

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Munder Series Trust (the “Trust”) and the Trust’s principal underwriter, Funds Distributor, Inc., hereby respectfully request that the effective date of Post-Effective Amendment No. 18 to the Trust’s Registration Statement on behalf of the Munder International Core Equity Fund and the Munder International Small Cap Fund, filed on June 15, 2007, be accelerated so that it will become effective on August 15, 2007, or as soon thereafter as practicable. The Trust and Funds Distributor, Inc. are aware of their statutory obligations under the federal securities laws to provide appropriate disclosure of material information.

Please call Jane A. Kanter of Dechert LLP, the Trust’s outside counsel, at (202) 261-3302 if you have any questions.

Sincerely yours,

/s/ Amy D. Eisenbeis

Amy D. Eisenbeis

Assistant Secretary

The Undersigned hereby joins in the above request.

Funds Distributor, Inc.

/s/ Brian K. Bey

Brian K. Bey

President

cc:	Bric Barrientos Securities and Exchange Commission

Munder International Core Equity Fund

CLASS A, C, Y & I SHARES

This prospectus describes the goal and principal investment strategies of the Fund and the principal risks of investing in the Fund. For further information on the Fund’s investment strategies and risks, please read the section entitled “More About the Fund.” Certain terms used in this prospectus are defined in the Glossary. Unless this prospectus expressly provides otherwise, each goal, strategy and policy of the Fund may be changed by action of the Board of Trustees without shareholder approval.

GOAL AND PRINCIPAL

INVESTMENT STRATEGIES

Goal

The Fund’s goal is to provide long-term growth of capital.

Principal Investment Strategies

The Fund pursues its goal by investing, under normal circumstances, at least 80% of its assets in equity securities of companies represented in the MSCI Europe, Australia, Far East (EAFE) Index and Canada. This investment strategy may not be changed without 60 days’ prior notice to shareholders. The Fund may also invest in futures contracts, including equity index futures contracts based primarily on the indices of countries included in the EAFE Index and Canada.

The Fund may invest up to 20% of assets in emerging market countries but will not invest more than 5% of its assets in companies located in any one emerging market country.

The advisor employs a bottom-up investment approach that emphasizes individual stock selection.

-	Stock Selection

The advisor uses a quantitative investment process and traditional qualitative analysis to identify attractive stocks with low relative price multiples and positive trends in earnings forecasts.

-	Country Allocations

The advisor seeks to generally allocate country weights in accordance with the EAFE Index. Deviations from the EAFE Index weights may occur.

-	Sector and Industry Allocations

The advisor uses the sector and industry allocations of the EAFE Index as a guide, but allocations may differ from those of the EAFE Index.

The Fund’s stock selection process is designed to produce a diversified portfolio that, relative to the EAFE Index, frequently has a below-average price/earnings ratio and an above-average earnings growth trend.

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industries. The small size of their securities markets and low trading volumes can make investments illiquid and more volatile than investments in developed countries and such securities may be subject to abrupt and severe price declines. As a result, should the Fund invest in emerging market countries, it may be required to establish special custody or other arrangements before investing. In addition, because the securities settlement procedures are less developed in these countries, the Fund may be required to deliver securities before receiving payment and may also be unable to complete transactions during market disruptions. The possible establishment of exchange controls or freezes on the convertibility of currency might adversely affect an investment in foreign securities.

Geographic Risk: If the Fund concentrates its investments in issuers located or doing business in any country or region, factors adversely affecting that country or region will affect the Fund’s net asset value more than would be the case if the Fund had made more geographically diverse investments. The economies and financial markets of certain regions, such as Latin America or Asia, can be highly interdependent and decline all at the same time.

Political/Economic Risk: Changes in economic and tax policies, government instability, war or other political or economic actions or factors may have an adverse effect on the Fund’s foreign investments.

Regulatory Risk: Issuers of foreign securities and foreign securities markets are generally not subject to the same degree of regulation as are U.S. issuers and U.S. securities markets. The reporting, accounting and auditing standards of foreign countries may differ, in some cases significantly, from U.S. standards.

Transaction Costs Risk: The costs of buying and selling foreign securities, including tax, brokerage and custody costs, generally are higher than those involving domestic transactions.

-	Derivatives Risk

The Fund may suffer a loss from its use of futures contracts, which are forms of derivatives. The primary risk with many derivatives is that they can amplify a gain or loss, potentially earning or losing substantially more money than the actual cost of the derivative instrument. Derivatives also involve the risk of mispricing or improper valuation and the risk that changes in value of the derivative may not correlate perfectly with the relevant assets, rates and indices.

3

PERFORMANCE

Performance history will be available for the Fund after it has been in operation for a full calendar year.

4

FEES & EXPENSES

The table below describes the fees and expenses that you may pay if you buy and hold shares of the Fund. Please note that the following information does not include fees that institutions may charge for services they provide to you.

SHAREHOLDER FEES paid directly from your investment	Class A Shares	Class C Shares	Class Y Shares	Class I Shares
Maximum Sales Charge (load) imposed on purchases (as a % of offering price)	5.5%(a)	None	None	None
Maximum Contingent Deferred Sales Charge (CDSC) (as a % of the lesser of original purchase price or redemption proceeds)	None(b)	1%(c)	None	None
Maximum Sales Charge (load) imposed on reinvested dividends	None	None	None	None
Redemption Fees	2%(d)	2%(d)	2%(d)	2%(d)
Exchange Fees	None	None	None	None

ANNUAL FUND OPERATING EXPENSES paid from Fund assets (as a % of net assets)	Class A Shares	Class C Shares	Class Y Shares	Class I Shares
Management Fees	0.80%	0.80%	0.80%	0.80%
Distribution and /or Service (12b-1) Fees	0.25%	1.00%	0.00%	0.00%
Other Expenses (e)	0.75%	0.75%	0.75%	0.49%
Acquired Fund Fees and Expenses (f)	0.02%	0.02%	0.02%	0.02%

Total Annual Fund Operating Expenses Before Waivers (e)	1.82%	2.57%	1.57%	1.31%

Fees Waiver and/or Expense Reimbursement (g)	-0.19%	-0.19%	-0.19%	-0.19%
Total Net Annual Fund Operating Expenses Including Acquired Fund Fees and Expenses	1.63%	2.38%	1.38%	1.12%

Total Net Annual Operating Expenses Excluding Acquired Fund Fees and Expenses	1.61%	2.36%	1.36%	1.10%

(a)	The sales charge declines as the amount invested increases.
(b)	A contingent deferred sales charge (CDSC) is a one-time fee charged at the time of redemption. If you redeem within one year of purchase Class A shares that were purchased with no initial sales charge as part of an investment of $1 million or more, a 1% CDSC may apply upon redemption.
(c)	The CDSC applies to redemptions of Class C shares within one year of purchase.
(d)	A short-term trading fee of 2% may be assessed on redemptions within 30 days of purchase. The short-term trading fee will not be assessed on accounts that are redeemed within the 30-day period because they do not meet the applicable minimum or because the Fund is unable to verify an accountholder’s identity within a reasonable time after the account is opened.
(e)	Other Expenses and Total Annual Fund Operating Expenses are based on estimated amounts for the current fiscal year.
(f)	Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year.
(g)

The Fee Waiver and/or Expense Reimbursement reflects a contractual Expense Limitation Agreement between MCM and the Fund to waive or limit fees or to assume other expenses of the Fund so that, on an annualized basis, the Net Fund Expenses (other than interest, taxes, brokerage commissions, other expenditures that are capitalized in accordance with generally accepted accounting principles, Acquired Fund Fees and Expenses (as interpreted by the U.S. Securities and Exchange Commission from time to time), annual account maintenance fees that may be collected by the Trust and payable to MCM for any

5

shareholder account that fails to maintain the required account minimum amount (as specified in the Funds’ prospectus), and extraordinary fees and expenses not incurred in the ordinary course of a Fund’s business) do not exceed 1.61% for Class A shares, 2.36% for Class C shares, 1.36% of Class Y shares or 1.10% for Class I shares through at least August 31, 2008. There is no guarantee that the Expense Limitation Agreement (or the Fee Waiver and/or Expense Reimbursement by MCM) will continue after that date or will continue at the currently specified level. For example, MCM may determine to discontinue the Expense Limitation Agreement if the Fund’s assets do not increase significantly by August 31, 2008. As described in the section of this Prospectus titled “Fund Management - Expense Limitation Agreement,” the Fund (at a later date) may reimburse MCM for the fees it waived or limited and other expenses assumed and paid by MCM pursuant to the Expense Limitation Agreement provided that, among other things, the Fund has reached a sufficient size to permit such reimbursement to be made to MCM without causing the Net Fund Expenses (excluding Acquired Fund Fees and Expenses) of the Fund to exceed the limits stated above and the Board of Trustees has approved in advance such reimbursement payment to MCM.

The example is intended to help you compare the cost of investing in the Fund to the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated. The example also assumes that your investment has a 5% return each year, that the Fund’s operating expenses remain the same as shown in the table and that all dividends and distributions are reinvested. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	Class A Shares			Class C Shares*			Class C Shares**			Class Y Shares			Class I Shares
1 Year	$	[	]	$	[	]	$	[	]	$	[	]	$	[	]
3 Years	$	[	]	$	[	]	$	[	]	$	[	]	$	[	]

*	Assumes you sold your shares at the end of the time period.
**	Assumes you stayed in the Fund.

6

DISTRIBUTIONS

As a shareholder, you are entitled to your share of the Fund’s net income and capital gains on its investments. The Fund passes substantially all of its earnings along to its shareholders as distributions. When the Fund earns dividends from stocks and interest from debt securities and distributes these earnings to shareholders, it is called a dividend distribution. The Fund realizes capital gains when it sells securities for a higher price than it paid. When these gains are distributed to shareholders, it is called a capital gain distribution.

The Fund declares and pays dividend distributions, if any, at least annually.

The Fund distributes its net realized capital gains, if any, at least annually.

It is possible that the Fund may make a distribution in excess of its earnings and profits. You should treat such a distribution as a return of capital, generally a non-taxable distribution to the extent of (and in reduction of) a shareholder’s basis in the Fund. You should treat any such distribution in excess of your basis in your shares as gain from a sale or exchange of the shares.

The Fund will generally pay both dividend and capital gain distributions in additional shares of the same class of the Fund. If you wish to receive distributions in cash, either indicate this request on your Account Application or notify the Fund by calling (800) 438-5789.

FEDERAL TAX CONSIDERATIONS

Investments in the Fund have tax consequences that you should consider. This section briefly describes some of the more common federal tax consequences. A more detailed discussion about the tax treatment of distributions from the Fund and about other potential tax liabilities, including backup withholding for certain taxpayers and tax aspects of dispositions of shares of the Fund, is contained in the Statement of Additional Information. You should consult your tax advisor about your own particular tax situation.

TAXES ON DISTRIBUTIONS

You will generally have to pay federal income tax on all Fund distributions. Distributions will be taxed in the same manner whether you receive the distributions in cash or in additional shares of the Fund. Shareholders who are not subject to tax on their income generally will not be required to pay any tax on distributions.

Distributions that are derived from net long-term capital gains generally will be taxed as long-term capital gains. Dividend distributions and short-term capital gains generally will be taxed as ordinary income. The tax you pay on a given capital gains distribution generally depends on how long the Fund held the portfolio securities it sold. It does not depend on how long you held your Fund shares.

Recently enacted tax legislation generally provides for a maximum tax rate for individual taxpayers of 15% on long-term gains and from certain qualifying dividends on certain corporate stock. A shareholder

20

income securities and $[    ] billion in balanced investments.

MCM provides overall investment management for the Fund, and research and credit analysis concerning the Fund’s portfolio securities and is responsible for all purchases and sales of portfolio securities.

The advisory fee for the Fund will be paid at an annual rate of [        ]% of the Fund’s average daily net assets.

A discussion regarding the basis for the Board of Trustees’ approval of the investment advisory agreement for the Fund will be available in the Fund’s Semi-Annual Report dated December 31, 2007.

PORTFOLIO MANAGEMENT TEAM

A team of professionals employed by MCM makes investment decisions for the Fund.

A team of professionals employed by MCM makes investment decisions for the Fund. The team consists of Remi J. Browne, Peter S. Carpenter, Robert D. Cerow, Peter J. Collins, John W. Evers, Daniel B. LeVan and Jeffrey R. Sullivan. Mr. Browne is the lead portfolio manager and has final investment authority for the Fund. Mr. Carpenter is co-manager of the Fund, and the other team members provide analytical support for Mr. Browne. Mr. Browne covers the financials sector, Mr. Carpenter covers the consumer discretionary and industrials sectors, Mr. Cerow covers the telecommunication services sector, Mr. Collins covers the utilities sector, Mr. Evers covers the energy sector, Mr. LeVan covers the health care and technology sectors, and Mr. Sullivan covers the consumer staples and materials sectors.

Remi J. Browne, CFA, Managing Director—International Equity Team, has been lead manager of the Fund’s portfolio management team since the inception of the Fund. He is also a member of the portfolio management team for the Munder International Small-Cap Equity Fund, as well as lead manager of MCM’s international core equity discipline, a member of the team managing MCM’s international small-cap equity discipline, and lead analyst of the financials sector for the international team. Before joining MCM in August 2007, Mr. Browne was a Senior Vice President and Portfolio Manager for The Boston Company Asset Management, where he led an international equity team for 11 years.

Peter S. Carpenter, CFA, Senior Portfolio Manager, has been co-manager of the Fund’s portfolio management team since the inception of the Fund. He is also a member of the portfolio management team for the Munder International Small-Cap Equity Fund, as well as co-manager of MCM’s international core equity discipline, a member of the team managing MCM’s international small-cap equity discipline, and lead analyst of the consumer discretionary and industrials sectors for the international team. Before joining MCM in August 2007, Mr. Carpenter was a Senior Vice President for The Boston Company Asset Management, where he was co-manager of their international equity products and served as an analyst in the consumer discretionary and industrials sectors. Prior to The Boston Company, Mr. Carpenter worked at Standish, Ayer & Wood as an international equity portfolio and client assistant.

Robert D. Cerow, CFA, Equity Analyst, has been a member of the Fund’s portfolio management team since the inception of

22

the Fund. He is also a member of the portfolio management team for the Munder International Small-Cap Equity Fund, as well as a member of the team managing MCM’s international core and international small-cap equity disciplines, and lead analyst of the telecommunication services sector for the international team. Before joining MCM in August 2007, Mr. Cerow was an Assistant Vice President and Research Analyst for The Boston Company Asset Management, where he was a telecommunications sector analyst as well as serving as a quantitative analyst. Mr. Cerow’s work experience also includes serving as a registered representative in the Dealer Services Group at Putnam Investments.

Peter J. Collins, Senior Equity Analyst, has been a member of the Fund’s portfolio management team since the inception of the Fund. He is also a member of the portfolio management team for the Munder International Small-Cap Equity Fund, as well as a member of the team managing MCM’s international core and international small-cap equity disciplines, and lead analyst of the utilities sector for the international team. Before joining MCM in August 2007, Mr. Collins was a Research Analyst for The Boston Company Asset Management, where he served on the international equity team for seven years.

John W. Evers, CFA, Senior Portfolio Manager, has been a member of the Fund’s portfolio management team since the inception of the Fund. He is also a member of the portfolio management team for the Munder International Small-Cap Equity Fund, as well as a member of the team managing MCM’s international core and international small-cap equity disciplines, and lead analyst of the energy sector for the international team. Before joining MCM in August 2007, Mr. Evers was a Senior Vice President and Co-Portfolio Manager for The Boston Company Asset Management, where he was an energy sector analyst and was also responsible for a quantitative research platform and production models. Before joining The Boston Company, Mr. Evers served as a fixed income quantitative analyst for Wellington.

Daniel B. LeVan, CFA, Director—International Small-Cap Equity, has been a member of the Fund’s portfolio management team since the inception of the Fund. He is also lead manager of the Munder International Small-Cap Equity Fund, as well as lead manager of MCM’s international small-cap equity discipline, a member of the portfolio management team managing MCM’s international core equity discipline, and lead analyst of the health care and technology sectors for the international team. Before joining MCM in August 2007, Mr. LeVan was a Senior Vice President and Portfolio Manager for The Boston Company Asset Management, where he was a member of its international equity team for 11 years and was lead portfolio manager for its international small-cap equity discipline.

Jeffrey R. Sullivan, CFA, Senior Portfolio Manager, has been a member of the Fund’s portfolio management team since the inception of the Fund. He is also a member of the portfolio management team for the Munder International Small-Cap Equity Fund, as well as a member of the team managing MCM’s international core and international small-cap equity disciplines, and lead analyst of the consumer staples and materials sectors for the international team. Before joining MCM in August 2007, Mr. Sullivan was with The Boston Company Asset Management for nine

23

years, where he was a Senior Vice President and Portfolio Manager and served as a co-portfolio manager for their international growth and international core II products.

Additional information about the compensation of members of the portfolio management team, other accounts managed by these individuals, and their ownership of securities in the Fund is available in the Fund’s Statement of Additional Information.

PRIOR PERFORMANCE OF COMPOSITE OF SUBSTANTIALLY SIMILARLY MANAGED ACCOUNTS

The table below is designed to show you how a substantially similar account managed and advised by the portfolio management team of this Fund (“Composite”) has performed over various periods in the past. You should not consider the performance of the Composite as an indication of the future performance of the Fund.

The Fund has substantially the same investment objective, policies and strategies as the Composite. The Composite consists of an account managed in the international core equity style by the portfolio managers for the Fund while at their prior employer. It should be noted that this account, which is a registered investment company, represents only one account that the team managed in this style while at the prior firm. A composite representing all of the accounts managed by the portfolio managers while at their prior employer would likely show different and more favorable performance results. While the Fund is managed in a manner similar to the accounts in the Composite, investors should be aware that the Fund is not the same as the Composite and may not have the same performance as the Composite. Different performance result are likely to due to differences in cash flows into and out of the Fund, different fees and expenses and differences in investment restrictions.

The performance figures shown below for the Composite reflect the deduction of the historical fees and expenses paid by the account included in the Composite and not those paid by the Fund. The results shown below reflect the reinvestment of dividends and distributions, and were calculated in the same manner that will be used by the Fund to calculate its own performance.

The following table shows the annualized compounded rates of return of the Composite for the periods ended June 30, 2007, as well as a comparison with the performance of the EAFE Index, the Fund’s benchmark. The returns of the EAFE Index assume all dividends and distributions have been reinvested and reflect no deduction for fees or expenses. All returns below are stated before the imposition of taxes. After-tax returns would be lower than those shown.

Annualized Compounded Rates of Returns for the Periods Ended June 30, 2007

	1 Year	2 Years	3 Years	5 Years	10 Years
International Core Equity Fund	27.76	28.34	24.94	21.12	11.76
EMI Ex-U.S. Index	27.00	26.78	22.25	17.73	7.66

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Munder International Small Cap Fund

CLASS A, C, Y & I SHARES

This prospectus describes the goal and principal investment strategies of the Fund and the principal risks of investing in the Fund. For further information on the Fund’s investment strategies and risks, please read the section entitled “More About the Fund.” Certain terms used in this prospectus are defined in the Glossary. Unless this prospectus expressly provides otherwise, each goal, strategy and policy of the Fund may be changed by action of the Board of Trustees without shareholder approval.

GOAL AND PRINCIPAL

INVESTMENT STRATEGIES

Goal

The Fund’s goal is to provide long-term growth of capital.

Principal Investment Strategies

The Fund pursues its goal by investing, under normal circumstances, at least 80% of its assets in small cap companies which have total market capitalizations that fall in the range of the capitalizations of the companies that comprise the S&P®/Citigroup EMI Ex-U.S. Index (EMI Ex-U.S. Index). The Fund may also invest in futures contracts. This investment strategy may not be changed without 60 days’ prior notice to shareholders.

The EMI Ex-U.S. Index is made up of those companies representing the lowest 20% of each country’s total available market capitalization. Based on the most recent data available at printing, the capitalization range of the EMI Ex-U.S. Index is approximately $21 million to 29.2 billion.

The Fund may invest up to 20% of assets in emerging market countries but will not invest more than 5% of its assets in companies located in any one emerging market country.

The advisor employs a bottom-up investment approach that emphasizes individual stock selection.

-	Stock Selection

The advisor uses a quantitative investment process and traditional qualitative analysis to identify attractive stocks with low relative price multiples and positive trends in earnings forecasts.

-	Country Allocations

The advisor seeks to generally allocate country weights in accordance with the EMI Ex-U.S. Index. Deviations from the EMI Ex-U.S. Index weights may occur.

-	Sector and Industry Allocations

The advisor uses the sector and industry allocations of the index as a guide, but allocations may differ from those of the EMI Ex-U.S. Index.

The Fund’s stock selection process is designed to produce a diversified portfolio that, relative to the EMI Ex-U.S. Index, frequently has a below-average price/ earnings ratio and an above-average earnings growth trend.

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industries. The small size of their securities markets and low trading volumes can make investments illiquid and more volatile than investments in developed countries and such securities may be subject to abrupt and severe price declines. As a result, should the Fund invest in emerging market countries, it may be required to establish special custody or other arrangements before investing. In addition, because the securities settlement procedures are less developed in these countries, the Fund may be required to deliver securities before receiving payment and may also be unable to complete transactions during market disruptions. The possible establishment of exchange controls or freezes on the convertibility of currency might adversely affect an investment in foreign securities.

Geographic Risk: If the Fund concentrates its investments in issuers located or doing business in any country or region, factors adversely affecting that country or region will affect the Fund’s net asset value more than would be the case if the Fund had made more geographically diverse investments. The economies and financial markets of certain regions, such as Latin America or Asia, can be highly interdependent and decline all at the same time.

Political/Economic Risk: Changes in economic and tax policies, government instability, war or other political or economic actions or factors may have an adverse effect on the Fund’s foreign investments.

Regulatory Risk: Issuers of foreign securities and foreign securities markets are generally not subject to the same degree of regulation as are U.S. issuers and U.S. securities markets. The reporting, accounting and auditing standards of foreign countries may differ, in some cases significantly, from U.S. standards.

Transaction Costs Risk: The costs of buying and selling foreign securities, including tax, brokerage and custody costs, generally are higher than those involving domestic transactions.

-	Derivatives Risk

The Fund may suffer a loss from its use of futures contracts, which are forms of derivatives. The primary risk with many derivatives is that they can amplify a gain or loss, potentially earning or losing substantially more money than the actual cost of the derivative instrument. Derivatives also involve the risk of mispricing or improper valuation and the risk that changes in value of the derivative may not correlate perfectly with the relevant assets, rates and indices.

-	Small Company Stock Risk

The stocks of small companies may have more risks than those of larger companies. Small companies often have narrower markets and more limited managerial and financial resources than larger, more established companies. As a result, they may be more sensitive to changing economic conditions, which could increase the volatility of the Fund’s portfolio. The prices of small cap foreign stocks tend to be more volatile than the prices of other foreign stocks. In addition, small companies’ stocks typically are traded in lower volume making them more difficult to sell.

PERFORMANCE

Performance history will be available for the Fund after it has been in operation for a full calendar year.

FEES & EXPENSES

The table below describes the fees and expenses that you may pay if you buy and hold shares of the Fund. Please note that the following information does not include fees that institutions may charge for services they provide to you.

SHAREHOLDER FEES paid directly from your investment	Class A Shares	Class C Shares	Class Y Shares	Class I Shares
Maximum Sales Charge (load) imposed on purchases (as a % of offering price)	5.5%(a)	None	None	None
Maximum Contingent Deferred Sales Charge (CDSC) (as a % of the lesser of original purchase price or redemption proceeds)	None(b)	1%(c)	None	None
Maximum Sales Charge (load) Imposed on Reinvested Dividends	None	None	None	None
Redemption Fees	2%(d)	2%(d)	2%(d)	2%(d)
Exchange Fees	None	None	None	None

ANNUAL FUND OPERATING EXPENSES paid from Fund assets (as a % of net assets)	Class A Shares	Class C Shares	Class Y Shares	Class I Shares
Management Fees	0.95%	0.95%	0.95%	0.95%
Distribution and /or Service (12b-1) Fees	0.25%	1.00%	0.00%	0.00%
Other Expenses (e)	0.75%	0.75%	0.75%	0.49%
Acquired Fund Fees and Expenses (f)	0.03%	0.03%	0.03%	0.03%
Total Annual Fund Operating Expenses Before Waivers (e)	1.98%	2.73%	1.73%	1.47%

Fee Waiver and/or Expense Reimbursement (g)	-0.24%	-0.24%	-0.24%	-0.24%
Total Net Annual Fund Operating Expenses Including Acquired Fund Fees and Expenses	1.74%	2.49%	1.49%	1.23%

Total Net Annual Operating Expenses Excluding Acquired Fund Fees and Expenses	1.71%	2.46%	1.46%	1.20%

(a)	The sales charge declines as the amount invested increases.
(b)	A contingent deferred sales charge (CDSC) is a one-time fee charged at the time of redemption. If you redeem within one year of purchase Class A shares that were purchased with no initial sales charge as part of an investment of $1 million or more, a 1% CDSC may apply upon redemption.
(c)	The CDSC applies to redemptions of Class C shares within one year of purchase.
(d)	A short-term trading fee of 2% may be assessed on redemptions within 30 days of purchase. The short-term trading fee will not be assessed on accounts that are redeemed within the 30-day period because they do not meet the applicable minimum or because the Fund is unable to verify an accountholder’s identity within a reasonable time after the account is opened.
(e)	Other Expenses and Total Annual Fund Operating Expenses are based on estimated amounts for the current fiscal year.
(f)	Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year.
(g)

The Fee Waiver and/or Expense Reimbursement reflects a contractual Expense Limitation Agreement between MCM and the Fund to waive or limit fees or to assume other expenses of the Fund so that, on an annualized basis, the Net Fund Expenses (other than interest, taxes, brokerage commissions, other expenditures that are capitalized in accordance with generally accepted accounting principles, Acquired Fund

Fees and Expenses (as interpreted by the U.S. Securities and Exchange Commission from time to time), annual account maintenance fees that may be collected by the Trust and payable to MCM for any shareholder account that fails to maintain the required account minimum amount (as specified in the Funds’ prospectus), and extraordinary fees and expenses not incurred in the ordinary course of a Fund’s business) do not exceed 1.71% for Class A shares, 2.46% for Class C shares, 1.46% of Class Y shares or 1.20% for Class I shares through at least August 31, 2008. There is no guarantee that the Expense Limitation Agreement (or the Fee Waiver and/or Expense Reimbursement by MCM) will continue after that date or will continue at the currently specified level. For example, MCM may determine to discontinue the Expense Limitation Agreement if the Fund’s assets do not increase significantly by August 31, 2008. As described in the section of this Prospectus titled “Fund Management - Expense Limitation Agreement,” the Fund (at a later date) may reimburse MCM for the fees it waived or limited and other expenses assumed and paid by MCM pursuant to the Expense Limitation Agreement provided that, among other things, the Fund has reached a sufficient size to permit such reimbursement to be made to MCM without causing the Net Fund Expenses (excluding Acquired Fund Fees and Expenses) of the Fund to exceed the limits stated above and the Board of Trustees has approved in advance such reimbursement payment to MCM.

The example is intended to help you compare the cost of investing in the Fund to the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated. The example also assumes that your investment has a 5% return each year, that the Fund’s operating expenses remain the same as shown in the table and that all dividends and distributions are reinvested. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	Class A Shares			Class C Shares*			Class C Shares**			Class Y Shares			Class I Shares
1 Year	$	[	]	$	[	]	$	[	]	$	[	]	$	[	]
3 Years	$	[	]	$	[	]	$	[	]	$	[	]	$	[	]

*	Assumes you sold your shares at the end of the time period.
**	Assumes you stayed in the Fund.

Fair valuations involve a review of relevant factors, including without limitation, company-specific information, industry information, comparable publicly-traded securities information, movements in U.S. equity markets following the close of foreign markets, and/or country specific information. Fair value represents a good faith approximation of the value of a security. The fair value of one or more securities may not, in retrospect, be the prices at which those assets could have been sold during the period in which the particular fair values were used in determining the Fund’s NAV. As a result, the Fund’s sale or redemption of its shares at NAV, at a time when a holding or holdings are valued at fair value, may have the effect of diluting or increasing the economic interest of existing shareholders.

In accordance with procedures established by the Board of Trustees to fair value the Fund’s securities, the advisor has established a pricing committee to serve as its formal oversight body for the valuation of the Fund’s securities. Any determinations of the pricing committee made during a quarter will be reviewed by the Board of Trustees of the Fund at the next regularly scheduled quarterly meeting of the Board.

DISTRIBUTIONS

As a shareholder, you are entitled to your share of the Fund’s net income and capital gains on its investments. The Fund passes substantially all of its earnings along to its shareholders as distributions. When the Fund earns dividends from stocks and interest from debt securities and distributes these earnings to shareholders, it is called a dividend distribution. The Fund realizes capital gains when it sells securities for a higher price than it paid. When these gains are distributed to shareholders, it is called a capital gain distribution.

The Fund declares and pays dividend distributions, if any, at least annually.

The Fund distributes its net realized capital gains, if any, at least annually.

It is possible that the Fund may make a distribution in excess of its earnings and profits. You should treat such a distribution as a return of capital, generally a non-taxable distribution to the extent of (and in reduction of) a shareholder’s basis in the Fund. You should treat any such distribution in excess of your basis in your shares as gain from a sale or exchange of the shares.

The Fund will generally pay both dividend and capital gain distributions in additional shares of the same class of the Fund. If you wish to receive distributions in cash, either indicate this request on your Account Application or notify the Fund by calling (800) 438-5789.

FEDERAL TAX CONSIDERATIONS

Investments in the Fund have tax consequences that you should consider. This section briefly describes some of the more common federal tax consequences. A more detailed discussion about the tax treatment of distributions from the Fund

OTHER CONSIDERATIONS

If you buy shares of the Fund just before the Fund makes any distribution, you will pay the full price for the shares and then receive back a portion of the money you have just invested in the form of a taxable distribution.

If you have not provided complete, correct taxpayer information, by law, the Fund must withhold a portion of your distributions and redemption proceeds to pay federal income taxes.

MANAGEMENT OF THE FUND

INVESTMENT ADVISOR

Founded in 1985, Munder Capital Management (MCM), 480 Pierce Street, Birmingham, Michigan 48009, is the investment advisor of the Fund. As of June 30, 2007, MCM had approximately $[    ] billion in assets under management, made up of $[    ] billion in actively managed equity securities, $[    ] billion in money market and other short-term instruments, $[    ] billion in other fixed income securities and $[    ] billion in balanced investments.

MCM provides overall investment management for the Fund, and research and credit analysis concerning the Fund’s portfolio securities and is responsible for all purchases and sales of portfolio securities.

The advisory fee for the Fund will be paid at an annual rate of [    ]% of the Fund’s average daily net assets.

A discussion regarding the basis for the Board of Trustees’ approval of the investment advisory agreement for the Fund will be available in the Fund’s Semi-Annual Report dated December 31, 2007.

PORTFOLIO MANAGEMENT TEAM

A team of professionals employed by MCM makes investment decisions for the Fund.

A team of professionals employed by MCM makes investment decisions for the Fund. The team consists of Remi J. Browne, Peter S. Carpenter, Robert D. Cerow, Peter J. Collins, John W. Evers, Daniel B. LeVan and Jeffrey R. Sullivan. Mr. LeVan is the lead portfolio manager and has final investment authority for the Fund. The other team members provide analytical support for Mr. LeVan. Mr. Browne covers the financials sector, Mr. Carpenter covers the consumer discretionary and industrials sectors, Mr. Cerow covers the telecommunication services sector, Mr. Collins covers the utilities sector, Mr. Evers covers the energy sector, Mr. LeVan covers the health care and technology sectors, and Mr. Sullivan covers the consumer staples and materials sectors.

Remi J. Browne, CFA, Managing Director—International Equity Team, has been a member of the Fund’s portfolio management team since the inception of the Fund. He is also a member of the portfolio management team for the Munder International Core Equity Fund, as well as lead manager of MCM’s international core equity discipline, a member of the team managing MCM’s international small-cap equity discipline, and lead analyst of the financials sector for the international team. Before joining MCM in August 2007, Mr. Browne was a

Senior Vice President and Portfolio Manager for The Boston Company Asset Management, where he led an international equity team for 11 years.

Peter S. Carpenter, CFA, Senior Portfolio Manager, has been a member of the Fund’s portfolio management team since the inception of the Fund. He is also a member of the portfolio management team for the Munder International Core Equity Fund, as well as co-manager of MCM’s international core equity discipline, a member of the team managing MCM’s international small-cap equity discipline, and lead analyst of the consumer discretionary and industrials sectors for the international team. Before joining MCM in August 2007, Mr. Carpenter was a Senior Vice President for The Boston Company Asset Management, where he was co-manager of their international equity products and served as an analyst in the consumer discretionary and industrials sectors. Prior to The Boston Company, Mr. Carpenter worked at Standish, Ayer & Wood as an international equity portfolio and client assistant.

Robert D. Cerow, CFA, Equity Analyst, has been a member of the Fund’s portfolio management team since the inception of the Fund. He is also a member of the portfolio management team for the Munder International Core Equity Fund, as well as a member of the team managing MCM’s international core and international small-cap equity disciplines, and lead analyst of the telecommunication services sector for the international team. Before joining MCM in August 2007, Mr. Cerow was an Assistant Vice President and Research Analyst for The Boston Company Asset Management, where he was a telecommunications sector analyst as well as serving as a quantitative analyst. Mr. Cerow’s work experience also includes serving as a registered representative in the Dealer Services Group at Putnam Investments.

Peter J. Collins, Senior Equity Analyst, has been a member of the Fund’s portfolio management team since the inception of the Fund. He is also a member of the portfolio management team for the Munder International Core Equity Fund, as well as a member of the team managing MCM’s international core and international small-cap equity disciplines, and lead analyst of the utilities sector for the international team. Before joining MCM in August 2007, Mr. Collins was a Research Analyst for The Boston Company Asset Management, where he served on the international equity team for seven years.

John W. Evers, CFA, Senior Portfolio Manager, has been a member of the Fund’s portfolio management team since the inception of the Fund. He is also a member of the portfolio management team for the Munder International Core Equity Fund, as well as a member of the team managing MCM’s international core and international small-cap equity disciplines, and lead analyst of the energy sector for the international team. Before joining MCM in August 2007, Mr. Evers was a Senior Vice President and Co-Portfolio Manager for The Boston Company Asset Management, where he was an energy sector analyst and was also responsible for a quantitative research platform and production models. Before joining The Boston Company, Mr. Evers served as a fixed income quantitative analyst for Wellington.

Daniel B. LeVan, CFA, Director—International Small-Cap Equity, has been lead manager of the Fund’s portfolio management team since the inception of the Fund. He is also a member of the portfolio management team of the Munder International Core Equity Fund, as well as lead manager of MCM’s international small-cap equity discipline, a member of the portfolio management team managing MCM’s international core equity discipline, and lead analyst of the health care and technology sectors for the international team. Before joining MCM in August 2007, Mr. LeVan was a Senior Vice President and Portfolio Manager for The Boston Company Asset Management, where he was a member of its international equity team for 11 years and was lead portfolio manager for its international small-cap equity discipline.

Jeffrey R. Sullivan, CFA, Senior Portfolio Manager, has been a member of the Fund’s portfolio management team since the inception of the Fund. He is also a member of the portfolio management team for the Munder International Core Equity Fund, as well as a member of the team managing MCM’s international core and international small-cap equity disciplines, and lead analyst of the consumer staples and materials sectors for the international team. Before joining MCM in August 2007, Mr. Sullivan was with The Boston Company Asset Management for nine years, where he was a Senior Vice President and Portfolio Manager and served as a co-portfolio manager for their international growth and international core II products.

Additional information about the compensation of members of the portfolio management team, other accounts managed by these individuals, and their ownership of securities in the Fund is available in the Fund’s Statement of Additional Information.

PRIOR PERFORMANCE OF COMPOSITE OF SUBSTANTIALLY SIMILARLY MANAGED ACCOUNTS

The table below is designed to show you how a substantially similar account managed and advised by the portfolio management team of this Fund (“Composite”) has performed over various periods in the past. You should not consider the performance of the Composite as an indication of the future performance of the Fund.

The Fund has substantially the same investment objective, policies and strategies as the Composite. The Composite consists of an account managed in the international small-cap equity style by the portfolio managers for the Fund while at their prior employer. It should be noted that this account, which is a registered investment company, represents only one account that the team managed in this style while at the prior firm. A composite representing all of the accounts managed by the portfolio managers while at their prior employer would likely show different and more favorable performance results. While the Fund is managed in a manner similar to the accounts in the Composite, investors should be aware that the Fund is not the same as the Composite and may not have the same performance as the Composite. Different performance result are likely to due to differences in cash flows into and out of the Fund, different fees and expenses and differences in investment restrictions.

The performance figures shown below for the Composite reflect the deduction of the historical fees and expenses paid by the account included in the Composite and not those paid by the Fund. The results shown below reflect the reinvestment of dividends and distributions, and were calculated in the same manner that will be used by the Fund to calculate its own performance.

The following table shows the annualized compounded rates of return of the Composite for the periods ended June 30, 2007, as well as a comparison with the performance of the EMI Ex-U.S. Index, the Fund’s benchmark. The returns of the EMI Ex-U.S. Index assume all dividends and distributions have been reinvested and reflect no deduction for fees or expenses. All returns below are stated before the imposition of taxes. After-tax returns would be lower than those shown.

Annualized Compounded Rates of Returns for the Periods Ended June 30, 2007

	1 Year	2 Years	3 Years	5 Years	10 Years
International Small-Cap Equity Fund	27.42	32.98	30.15	27.51	19.18
EMI Ex-U.S. Index	31.68	31.56	27.70	24.81	12.91

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